Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our historical financial information has been recast and now reflects the historical financial information of the Azure Legacy System and the Azure Legacy System Predecessor (collectively the “Marlin Midstream Predecessor”) because the Marlin Midstream Predecessor’s ultimate parent, Azure, obtained control of the Partnership through the acquisition of our general partner on February 27, 2015. Therefore, the table below sets forth the Marlin Midstream Predecessor’s ratio of earnings to fixed charges for the periods indicated on a historical basis.

	Year Ended December 31, 2014		Period from November 15, 2013 to December 31, 2013		Period from January 1, 2013 to December 31, 2013	Year Ended December 31,
						2012	2011
	(In Thousands, except ratio amounts)
Earnings:
Loss before taxes	$(1,190)		$(767)		$(7,886)	$(10,525)	$(17,337)
Add: Fixed charges	10,702		1,318		3,191	5,009	2,754
Less: Capitalized Interest	—		—		—	—	—

Total adjusted earnings	9,512		551		(4,695)	(5,516)	(14,583)
Fixed charges:
Interest expensed	9,310		1,162		2,900	4,225	2,495
Interest capitalized	—		—		—	—	—
Amortization and write-off of deferred financing costs	1,338		142		266	726	186
Estimate of interest in “rent expense”	54		14		25	58	73

Total fixed charges	$10,702		$1,318		$3,191	$5,009	$2,754
Ratio of Earnings to Fixed Charges	(a	)	(b	)	(c )	(d )	(e )

(a)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $1.2 million.
(b)	Earnings for the period from November 15, 2013 to December 31, 2013 were inadequate to cover fixed charges by $0.8 million.
(c)	Earnings for the period from January 1, 2013 to November 15, 2013 were inadequate to cover fixed charges by $7.9 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges by $10.5 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges by $17.3 million.

The Marlin Midstream Predecessor’s historical statement of operations includes an allocation of long-term debt and related charges, including interest expense and amortization of deferred financing costs. The allocation is in accordance with applicable accounting guidance and is a result of the pledge of the Marlin Midstream Predecessor as collateral for its parent’s credit agreements. The long-term debt and related charges allocated to the Marlin Midstream Predecessor were not assumed by the Partnership in connection with the contribution of the Marlin Midstream Predecessor to the Partnership.

For purposes of computing the ratio, earnings are comprised of income before provision for income taxes, less capitalized interest, plus amortization of capitalized interest and fixed charges. “Fixed charges” consist of interest and debt expense, including amortization of debt issuance costs, interest capitalized and an estimate of interest within rental expense.